SHIN
CORPORATION

04012362

04 JAN 22 AM 7:21

January 16, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 010/2004**

  Subject: Notification on Investment in EGV (additional)

  Date: January 16, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 1/23

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
04 JAN 22 AM 7:21 **Date January 16, 2003**

SH 010/2004

January 16, 2004

Subject: Notification on Investment in EGV (additional)

To: The President
The Stock Exchange of Thailand

Regarding to EGV Entertainment Plc. investment, the Company has completed its studies on EGV's proposal and would like to say that our business models are incompatible. Therefore, we are no longer pursuing the investment.

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 14, 2003

SH 009/2004

January 14, 2004

Subject: Notification on investment in EGV

To: The President
The Stock Exchange of Thailand

According to the news released that Shin Corporation Public Company Limited (the Company) will invest in EGV, the Company would like to inform that the Company had considered on that investment. But there is not any progress on that matter.